UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 31 March 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors
: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
D M J Ncube, G M Wilson
†
British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
M M L Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile
+27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za
Willie Jacobsz
Tel
+1 617 535 7545
Mobile
+1 857 241 7127
email
Willie.Jacobsz@
gfexpl.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile
+27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS PUBLISHES
INTEGRATED ANNUAL REPORT
FOR THE YEAR ENDED 31 DECEMBER 2014
Johannesburg, 31 March 2015 - Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) today publishes its Integrated Annual
Report 2014 and a number of associated reports on its website: the
Notice of AGM, the statutory Annual Financial Report 2014, the 2014
Mineral Resource and Mineral Reserve Supplement and the Global
Reporting Initiative (GRI) G4 Content Index. The Integrated Annual
Report is also being posted to shareholders today.
The Integrated Annual Report and the Annual Financial Report
incorpo
rate all aspects of the Group’s business, including reviews of the
South African, West African, Australian and South American operations, the Group’s project activities, as well as detailed financial, operational and sustainable development information.
KPMG have audited the results and their unqualified audit report is open for inspection at the company’s offices.
An abridged report has not been published as the information previously published in the reviewed preliminary consolidated results on 12 February
2015 has not changed.
The Integrated Annual Report (plus supporting online information), the
Notice to the Annual General Meeting, the Annual Financial Report and
the Mineral Resource and Mineral Reserve Supplement are available at
www.goldfields.com
.
Mineral Resource and Mineral Reserve Supplement 2014
The Gold Fields Mineral Resource and Mineral Reserve Supplement
2014
contains a comprehensive overview of Gold Fields’ Mineral
Resource and Mineral Reserve status as well as a detailed breakdown for its operations and growth projects.
As at 31 December 2014, Gold Fields had attributable gold Mineral
Reserves of 48 million ounces and gold Mineral Resources of 108 million ounces (96 million ounces exclusive of growth projects). In addition, the attributable copper Mineral Reserves totalled 620 million pounds and
Mineral Resources 6,873 million pounds (1,001 million pounds exclusive of growth projects).
Stated figures are net of production depletion. The Mineral Reserves are based on a gold price of US$1,300/oz, a copper price of US$3.0/lb and are compliant with the SAMREC Code. Relevant tonnes, grades, classification, reconciliations and Competent
Persons are detailed in the Supplement.
Notice of Annual General Meeting
Notice is given of the Annual General Meeting of the Company to be held at 150 Helen Road, Sandown,
Sandton, on Wednesday, 6 May 2015 at 09:00. The AGM will transact the business as stated in the notice of that meeting, a copy of which can be found with the Integrated Annual Report on the company’s website at
www.goldfields.com
.
In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as
Friday, 30 April 2015 at 09:00. Therefore the last day to trade in order to be registered in the Company’s securities register as at the record date is Wednesday, 22 April 2015.
Enquiries
Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email:
Avishkar.Nagaser@goldfields.co.za
Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
Email:
Willie.Jacobsz@gfexpl.com
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email:
Sven.Lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources
6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE),
NASDAQ Dubai Limited and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 31 March 2015
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer